BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site: www.bmcind.com

NEWS RELEASE

CONTACT:	BRADLEY D. CARLSON	(NYSE: BMM)
	(952) 851-6020	FOR IMMEDIATE RELEASE

VISION-EASE LENS CERTIFIES RAMSEY FACILITY FOR ISO 9001

Nov. 5, 2002 - MINNEAPOLIS - Vision-Ease Lens, Inc., the leading U.S. manufacturer of premium polycarbonate lenses and a subsidiary of BMC Industries, Inc. (NYSE: BMM), announced today that its Ramsey, Minnesota polycarbonate research & development, manufacturing, and distribution facility has successfully met all requirements for ISO 9001 certification.

The facility was given "ISO 9001:2000 With Design International Quality System Standard" certification (an internationally recognized standard for quality assurance, quality management and continuous process improvement). The facility was recognized for its quality management systems as they apply to the design, manufacture and distribution of polycarbonate ophthalmic lenses and the inspection and distribution of glass and high-index plastic ophthalmic lenses.

"Obtaining ISO certification signifies our dedication and commitment to quality; not only in our products, but also in the processes that form the basis for all of our business activities," said Douglas C. Hepper, chairman, president and chief executive officer of BMC Industries.  "This is another example of how we're continuously working to raise the quality of our overall business performance and meet the evolving requirements of our worldwide customers."

About BMC Industries

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.  The Buckbee-Mears group offers a range of services and manufacturing capabilities to meet the most demanding precision metal manufacturing needs.  The group is a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.  The group is also the only North American manufacturer of aperture masks, a key component in color television picture tubes.

The Optical Products group, operating under the Vision-Ease Lens trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and plastic eyewear lenses.  Vision-Ease Lens is a technology and market share leader in the polycarbonate lens segment of the market.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM."  For more information about BMC Industries, visit the company's Web site at www.bmcind.com.

Safe Harbor for Forward-Looking Statements

Certain statements in this news release may be deemed to be forward-looking statements as defined in the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in future periods to differ materially from what is currently anticipated.  Those risks include, among others, general competitive factors, the company's ability to successfully implement operational improvements in its businesses, and the episodic nature of the company's business.  Additional information on these and other risks are detailed further in the company's Annual Report and 10K to shareholders dated December 31, 2001, and from time to time in the company's filings with the Securities and Exchange Commission.

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